SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
 ----------------------------------------------------------------------------

                                  FORM 11-K

                   Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934

 ----------------------------------------------------------------------------

                ( X ) Annual report pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934.

                 For the fiscal year ended December 31, 1996.


                                      OR


               ( ) Transition report pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934.

                        For the transition period from
                    _________________ to ________________.

                Commission file number of the issuer: 0-15734


                            REPUBLIC BANCORP INC.
                     TAX-DEFERRED SAVINGS PLAN AND TRUST
                             (Full title of plan)


                            REPUBLIC BANCORP INC.
                            1070 East Main Street
                            Owosso, Michigan 48867
                      (Name of the issuer and address of
                       its principal executive office)

                             REQUIRED INFORMATION


Items 1-3.     Financial Statements

               Not Applicable.

Item 4.        ERISA Financial Statements

               The attached financial statements and schedules, which are hereby incorporated by reference by the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the "Plan"), have been prepared in accordance with the financial reporting requirements of ERISA:

                       Financial Statements for the years ended December 31, 1996 and 1995, Supplemental Schedules for the year ended December 31, 1996, and Independent Auditors' Report dated June 9, 1997.

               Attached as Exhibit 23 is a written consent of Deloitte & Touche LLP, independent auditors for the Plan.

                            REPUBLIC BANCORP INC.

                          TAX DEFERRED SAVINGS PLAN



                         Financial Statements for the
                   Years Ended December 31, 1996 and 1995,
                        Supplemental Schedules for the
                       Year Ended December 31, 1996 and
                         Independent Auditors' Report



                            REPUBLIC BANCORP INC.
                          TAX DEFERRED SAVINGS PLAN

                              TABLE OF CONTENTS

------------------------------------------------------------------------------------------------------------------

                                                                                            Page Number
                                                                                            -----------
Independent Auditors' Report                                                                      1

Financial Statements for the Years Ended December 31, 1996 and 1995:

        Statements of Net Assets Available for Benefits                                           2

        Statements of Changes in Net Assets Available for Benefits                                3

        Notes to Financial Statements                                                         4 - 9

        Signatures                                                                               10

Supplemental Schedules for the Year Ended December 31, 1996:

        Item 27a - Schedule of Assets Held for Investment Purposes                               11

        Item 27b - Schedule of Loans or Fixed Income                                        Not Required

        Item 27c - Schedule of Leases in Default or Classified as Uncollectible             Not Required

        Item 27d - Schedule of Reportable Transactions                                           12

        Items 27e and 27f - Schedule of Non-Exempt Transactions                             Not Required


[Letterhead of Deloitte & Touche LLP]

 Deloitte &
 Touche LLP
____________                      _________________________________________
                                  Suite 900        Telephone (313) 396-3000
                                  600 Renaissance Center
                                  Detroit, Michigan  48243-1704


INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Republic Bancorp Inc. Tax Deferred Savings Plan and Trust
Owosso, Michigan

We have audited the accompanying statements of net assets available for benefits of Republic Bancorp Inc. Tax Deferred Savings Plan and Trust (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1996 and (2) reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
June 9, 1997

_______________
Deloitte Touche
Tohmatsu
International
_______________


               REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                              AS OF DECEMBER 31


                                                                      1996         1995
                                                                      ----         ----

ASSETS

Investments, at fair value (Notes 2 and 4):
    Cash and Cash Equivalents                                    $    23,318   $      584
    Common Stock:
      Republic Bancorp Inc. Common Stock
        (517,957 shares @ 12/31/96; 401,377 shares @ 12/31/95)     6,045,436    4,314,817
      Stock Mutual Funds                                           4,655,573    2,438,948
    Bond and Guaranteed Investment Contract (GIC) Funds            2,405,617    2,077,785
    Accrued Dividend Income                                           51,231       35,808
    Loans to Participants                                            364,417      212,624
                                                                 -----------   ----------

            Total Investments                                     13,545,592    9,080,566

Receivables:
    Participants' contributions                                       74,392      120,885
    Employer's contribution                                           29,456       42,595
                                                                 -----------   ----------

            Total Receivables                                        103,848      163,480
                                                                 -----------   ----------

            Net Assets Available for Benefits                    $13,649,440   $9,244,046
                                                                 ===========   ==========


See notes to financial statements.


               REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEAR ENDED DECEMBER 31


                                                                       1996           1995
                                                                       ----           ----

Net Assets Available for Benefits, January 1                      $  9,244,046    $ 6,145,326

Additions:
  Participant contributions                                          2,817,552      2,408,899
  Employer contributions, net of forfeitures                           630,415        644,000
  Dividends on Republic Bancorp Inc. stock                             185,501        128,848
  Dividends and interest income on investments in
    stock mutual funds, bond funds, GIC funds and loan fund            136,024        190,486
  Net appreciation in fair value of Republic Bancorp Inc. stock        878,697        506,257
  Net appreciation in fair value of investments in
    stock mutual funds, bond funds and GIC funds                       544,685        327,658
                                                                  ------------    -----------

       Total additions                                               5,192,874      4,206,148

Deductions:
  Benefits paid to participants                                       (785,080)    (1,107,028)
  Administrative loan fees                                              (2,400)          (400)
                                                                  ------------    -----------

        Total deductions                                              (787,480)    (1,107,428)
                                                                  ------------    -----------

Net Increase                                                         4,405,394      3,098,720
                                                                  ------------    -----------

Net Assets Available for Benefits, December 31                    $ 13,649,440    $ 9,244,046
                                                                  ============    ===========

See notes to financial statements.

                            REPUBLIC BANCORP INC.
                          TAX-DEFERRED SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1996 AND 1995

1.      PLAN MERGERS
        Effective July 1, 1995, Republic Savings Bank (a subsidiary of Republic Bancorp Inc.) merged its existing 401(k) Profit Sharing Plan into the Republic Bancorp Inc. Tax-Deferred Savings Plan (the "Plan"). Total Plan assets increased $511,932 as a result of the merger. This increase is reflected in Participant Contributions for 1995.

        Effective January 1, 1993, Premier Bancorporation, Inc. (a subsidiary of Republic Bancorp Inc.) merged its existing 401 (k) plan with the Plan. Total Plan assets increased $633,350 as a result of the merger. Five funds managed by the Equitable Life Insurance Society were merged with the Plan. Participants were allowed to maintain balances in these funds as of January 1, 1993; however, no further contributions can be made to these funds.

2.      PLAN DESCRIPTION
        The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was established November 1, 1988 under the provisions of Section 401 (k) of the Internal Revenue Code and is a voluntary savings plan for eligible employees of Republic Bancorp Inc. ("Republic"). It is subject to the provisions of The Employment Retirement Income Security Act of 1974 (ERISA).

        All employees of Republic are eligible to participate in the Plan after completing one year of continuous service. As of December 31, 1996 and 1995, there were 913 and 826 plan participants, respectively.

        Participant contributions are limited to 15% of the participant's compensation as defined in the Plan, or such maximum rates as may be approved by the Internal Revenue Service. Republic contributes an amount equal to 50% of each participant's elective deferrals for the Plan year up to 7% of the participant's annual compensation. Republic's contributions to the Plan are made to the Republic Stock Fund. Republic's contributions are vested 25% after two years of service and an additional 25% each year thereafter.

        If a nonvested participant is terminated from the Plan, the participant will forfeit a portion of his account related to employer contributions. Such forfeitures are applied as a reduction to required employer contributions. As of December 31, 1996, the amount of forfeited nonvested accounts totaled $35,505. This amount will be used to reduce employer contributions for the 1997 Plan year.

        Each participant's account is credited with the participant's contribution and an allocation of Republic's contribution and Plan earnings. Allocations are based upon the participant's account balances. Expenses of operating the Plan are paid by Republic, with the exception of administrative loan fees which are paid by Plan participants.

        Although it has not expressed any interest to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect an employee's interest in assets already in the Plan and any employer contributions not yet vested would become fully vested.

        On July 1, 1995, the Company retained the Firstar Trust Company as trustee for the Plan, providing participants with the following four investment options:

               The Firstar Trust Company Stable Asset Portfolio (Firstar Stable Asset Fund) invests in a well-diversified portfolio of guaranteed investment contracts (GICs) issued by highly rated insurance companies, other stable assets such as U.S. Treasury bills, and cash or cash equivalents. A Guaranteed Investment Contract is a negotiated contract with a major insurance company which includes a guarantee by the insurance company of principal and interest for a specific length of time. The current average maturity of investments in the Fund is 1.6 years.

               The Portico Bond IMMDEX Fund (Bond IMMDEX Fund) invests in U.S. Government bonds and investment-grade rated corporate bonds which have intermediate and longer maturity dates. The Fund attempts to match the performance of the Lehman Brothers Government/Corporate Bond Index. The current average maturity of investments in the Fund is 10 years.

               The Vanguard Windsor II Fund is a growth and income stock fund that invests in the equity securities of large and medium-size companies whose stocks are considered to be undervalued by the Fund's advisers.

               The American Century-Twentieth Century Ultra Fund (Twentieth Century Ultra Fund) is an aggressive equity fund that invests in the common stocks of medium-to-large-size companies whose stocks are considered by fund management to have better-than average prospects for appreciation.

        For the period January 1, 1994 to June 30, 1995, the following four investment options were available to participants of the Plan through Comerica Incorporated's trust department. On July 1, 1995, participants' June 30, 1995 balances in these funds were transferred to the four investment funds discussed above.


               The Guaranteed Investment Contract Fund (GIC Fund) invested primarily in guaranteed investment contracts issued by high-quality insurance companies. Contracts in this Fund generally had maturities ranging up to a maximum of 8 years, with an average maturity of approximately 3.5 years. The Fund could also invest in various short-term investment vehicles for purposes of maintaining liquidity and to make the Fund responsive to changes in interest rates.

               The Comerica Investment Fund H (Bond Fund) invested in short-term bonds with a current average maturity under four years.

               The Comerica Investment Fund E invested in the common stock of growth-oriented companies.

        Throughout the plan years ended December 31, 1996 and 1995, participants were also given the option to invest in the Republic Bancorp Inc. Common Stock Fund (Republic Stock Fund), which invests 100% in the common stock of Republic Bancorp Inc.

        Additionally, the following five investment options were available to the participants of the Premier Bancorporation, Inc. 401 (k) Plan prior to its merger with the Plan (see Note 1):

               The Equitable Aggressive Fund invests in securities of smaller-sized companies (with capitalizations generally between $90 million to $1.5 billion) perceived to have greater growth potential than large companies.


               The Equitable Balanced Fund invests in common stocks, other equity type instruments, longer-term fixed income securities, publicly traded debt securities and short-term money market instruments.


               The Equitable Common Stock Fund invests in common stocks and other equity securities issued by intermediate and large sized companies with an investment objective of long-term capital growth and increasing income.


               The Equitable Fixed Income Fund invests primarily in Guaranteed Investment Contracts issued by high quality insurance companies.


               The Equitable Money Market Fund is invested in a money market account at Republic Bank indexed to the 91 day Treasury Bill.

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
         Actual results could differ from those estimates.

        Investment Valuation and Income Recognition: The accompanying financial statements reflect the accrual basis of accounting. Investment are stated at market value which is generally based on quoted prices as reported by the trustee. Loans to participants are recorded at cost which approximates market value.

        Loan Fund: The loan fund is used for receipt of participant contributions prior to their investment in designated funds and for accumulation of cash transfers from other funds prior to distribution or lending to participants.

        Terminated Participants: As of December 31, 1996 and 1995, account balances held by participants who have terminated employment with the Plan's sponsor totaled $912,502 and $46,189, respectively. Of these amounts, $44,374 and $52,585, respectively, represented benefits due to persons who have elected to withdraw from participation in the Plan.

        Reclassification: Certain items in the 1995 financial statements have been reclassified to conform with the 1996 financial statement presentation.

4.      INVESTMENTS
        The following table represents the fair values of investments. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified with an asterisk.

                                                     December 31
                                                  1996         1995
                                                  ----         ----
Cash and Cash Equivalents:
    Portico Institutional Money Market Fund   $    23,318   $      584
Common Stock:
    Republic Bancorp Inc.                       6,045,436 *   4,314,817 *
    Accrued Dividend Income                        51,231       35,808
                                              -----------   ----------
                                                6,096,667    4,350,625
Stock Mutual Funds:
    Vanguard Windsor II Fund                    2,523,429 *   1,239,035 *
    Twentieth Century Ultra Fund                1,881,676 *   1,037,097 *
    Equitable Aggressive Fund                     127,284       59,858
    Equitable Balanced Fund                        25,801       36,434
    Equitable Common Stock Fund                    97,383       66,524
                                              -----------   ----------
                                                4,655,573    2,438,948
Bond and Guaranteed Investment
  Contract (GIC) Funds:
    Firstar Stable Asset Fund                   1,694,057 *   1,423,618 *
    Portico Bond IMMDEX Fund                      538,502      394,754
    Equitable Fixed Income Fund                   173,058      259,413
                                              -----------   ----------
                                                2,405,617    2,077,785
Loans to Participants                             364,417      212,624
                                              -----------   ----------

       Total Investments                      $13,545,592   $9,080,566
                                              ===========   ==========

5.      FUND INFORMATION
        Contributions, investment income, and distributions to participants by fund are as follows for the years ended December 31, 1996 and 1995.

Contributions:
                                                  1996         1995
                                                  ----         ----
Common Stock:
    Republic Bancorp Inc.                     $1,169,862   $1,202,659
Stock Mutual Funds:
    Vanguard Windsor II Fund                     836,314      411,689
    Twentieth Century Ultra Fund                 845,093      339,776
    Comerica Investment Fund E                       n/a      248,500
Bond Funds and Guaranteed Investment
    Contract (GIC) Funds:
    Firstar Stable Asset Fund                    400,108      365,756
    Portico Bond IMMDEX Fund                     196,590      134,063
    Comerica Investment Fund H                       n/a      113,184
    Comerica GIC Fund                                n/a      237,272
                                              ----------   ----------
       Total Contributions                    $3,447,967   $3,052,899
                                              ==========   ==========

Investment Income:
                                                  1996         1995
                                                  ----         ----
Cash and Cash Equivalents:
    Portico Institutional Money Market Fund   $    1,274   $   32,476
    Equitable Money Market Fund                       --        3,595
Common Stock:
    Republic Bancorp Inc.                      1,062,924      634,705
Stock Mutual Funds:
    Vanguard Windsor II Fund                     419,189      122,360
    Twentieth Century Ultra Fund                 106,683       29,762
    Equitable Aggressive Fund                     16,046       15,112
    Equitable Balanced Fund                        2,736        6,283
    Equitable Common Stock Fund                   12,537       15,714
    Comerica Investment Fund E                       n/a      123,294
Bond Funds and Guaranteed Investment
  Contract (GIC) Funds:
    Firstar Stable Asset Fund                     90,093       44,488
    Portico Bond IMMDEX Fund                      18,415       23,777
    Equitable Fixed Income Fund                   11,154       14,257
    Comerica Investment Fund H                       n/a       40,393
    Comerica GIC Fund                                n/a       41,691
Loan Fund                                          3,856        4,942
                                              ----------   ----------
    Total Investment Income                   $1,744,907   $1,152,849
                                              ==========   ==========

                                      8

Benefits Paid to Participants:
                                                  1996         1995
                                                  ----         ----
Cash and Cash Equivalents:
    Portico Institutional Money Market Fund   $      621   $   93,773
    Equitable Money Market Fund                       --       20,010
Common Stock:
    Republic Bancorp Inc.                        363,298      352,573
Stock Mutual Funds:
    Vanguard Windsor II Fund                     113,952        4,697
    Twentieth Century Ultra Fund                 106,860        7,493
    Equitable Aggressive Fund                         --       19,443
    Equitable Balanced Fund                           --       13,477
    Equitable Common Stock Fund                       --        1,061
    Comerica Investment Fund E                       n/a       52,194
Bond Funds and Guaranteed Investment
    Contract (GIC) Funds:
    Firstar Stable Asset Fund                    126,387      310,774
    Portico Bond IMMDEX Fund                      28,287          824
    Equitable Fixed Income Fund                   41,175       31,685
    Comerica Investment Fund H                       n/a       36,552
    Comerica GIC Fund                                n/a      137,337
Loan Fund                                          4,500       25,135
                                              ----------   ----------
       Total Benefits Paid to Participants    $  785,080   $1,107,028
                                              ==========   ==========


6.      TAX STATUS
        The Plan has received a favorable determination letter dated January 27, 1993 from the Internal Revenue Service stating that it is a qualified employee benefit plan, meeting the requirements of Sections 401 (a) and 401 (k) of the Internal Revenue Code.

                               * * * * * * * *

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            REPUBLIC BANCORP INC.
                             TAX-DEFERRED SAVINGS
                                PLAN AND TRUST

                            REPUBLIC BANCORP INC.
                              Plan Administrator


Date: ____________________             By:  ________________________________
                                            Timothy G. Blazejewski, as Agent

               Republic Bancorp Inc. Tax-Deferred Savings Plan
          Item 27a - Schedule of Assets Held for Investment Purposes
                           As of December 31, 1996

                                                 Units/                     Fair
Description                                      Shares        Cost         Value
-----------                                      ------        ----         -----
* Portico Institutional Money Market Fund         23,318   $    23,318  $    23,318
* Firstar Stable Asset Fund                       76,768     1,606,792    1,694,057
* Portico Bond IMMDEX Fund                        19,441       544,092      538,502
* Vanguard Windsor II Fund                       105,931     2,302,752    2,523,429
* Twentieth Century Ultra Fund                    66,951     1,795,933    1,881,676
* Republic Bancorp Inc. Common Stock             517,957     5,192,239    6,096,667
  Equitable Aggressive Fund                          609        72,969      127,284
  Equitable Balanced Fund                            244        19,557       25,801
  Equitable Common Stock Fund                        181        83,677       97,383
  Equitable Fixed Income Fund                    173,058       173,058      173,058
  Loans to 73 participants against their
  individual account balances (w/ interest
  rates ranging from 7.1% to 11.7% and
  maturing through October 2006)                 364,417       364,417      364,417
                                                           -----------  -----------

        Total                                              $12,178,804  $13,545,592
                                                           ===========  ===========


* Party in interest

               Republic Bancorp Inc. Tax-Deferred Savings Plan
                Item 27d - Schedule of Reportable Transactions
                         Year Ended December 31, 1996


    Number      Number
  of Units     of Units                                   Purchase        Selling       Net Realized
  Purchased      Sold          Asset Description            Price          Price         Gain/(Loss)
  ---------    --------        -----------------          --------        -------       ------------
Series of Transactions:
 1,295,178    1,279,783       Portico Institutional      $ 1,295,178    $ 1,279,783      $        --
                              Money Market Fund

    29,775       21,791       Firstar Stable Asset       $   637,519    $   464,629      $    10,284
                              Fund

    66,364       13,560       Vanguard Windsor II        $ 1,350,865    $   310,727      $    23,580
                              Fund

    40,053       12,795       Twentieth Century          $ 1,095,994    $   359,121      $    21,962
                              Ultra Fund

   136,266       66,581       Republic Bancorp Inc.      $ 1,593,772    $   764,580      $    49,685
                              Common Stock



Single Transaction:  None



Note 1 - A reportable transaction, as defined by the Department of Labor, is any transaction or series of transactions in one security for 5% or more of the current value of plan assets at the beginning of the year.

                                EXHIBIT INDEX



                                                       Page
Exhibit                                               Number
-------                                               ------

  23  Consent of Deloitte & Touche LLP                  14